Exhibit 99.2

December 22, 2011

Mr. Ryan Levenson
Managing Partner
Privet Fund Management LLC
50 Old Ivy Road, Suite 230
Atlanta, GA 30342

Re:        Your letter dated December 12, 2011

Dear Mr. Levenson:

Aware, Inc. (“Aware”) is in receipt of your letter dated December 12, 2011. Our response to the topics you reference in your letter is as follows:

Segment Reporting – Aware regularly reviews its financial reporting and disclosure requirements with its auditors at PricewaterhouseCoopers (“PWC”), including SFAS No. 131. In prior periods we have determined that in accordance with the provisions of SFAS No. 131, Aware manages its business as a single segment. In the future, we will continue to review and apply all applicable authoritative guidance, including SFAS No. 131, and make disclosure judgments we deem appropriate under the prevailing facts and circumstances.

Variable Interest Entity (“VIE”) – With respect to the VIE, Aware believes it has met all of its disclosure obligations under the SEC’s rules. As you would expect, Aware enters into many transactions and has many business dealings with a variety of third parties. SEC and GAAP rules do not require that every detail of every transaction be publicly reported. While we appreciate your keen interest in certain transactions involving Aware, answering your questions about specific aspects of a particular transaction is neither required, nor we believe, in the overall best interests of our shareholders. Aware’s most recent Form 10-Q provides information about the VIE and there are good business, legal, and contractual reasons why we have not provided the additional information you seem to be seeking.

Conference Calls – At this particular point in time, Aware has elected not conduct quarterly earnings conference calls. We would direct you to review the “Note to Investors” box found on the Investor Relations page of Aware’s website at

Aware, Inc. • 40 Middlesex Turnpike • Bedford, MA USA 01730-1432

tel: (781) 276-4000 • fax: (781) 276-4001 • e - mail: aware@ aware.com

www.aware.com with respect to Aware’s current position on quarterly earnings conference calls.

Board Vacancies – The Company remains listed on NASDAQ and it is our intention to remain so listed. As we have publicly stated, we must fill a vacant position on the audit committee by May 2012. NASDAQ allows companies a cure period to fill such vacancies. The rationale behind this rule is to allow companies the time to indentify and hire qualified candidates. We are more concerned about finding a qualified replacement than arriving at a speedy resolution. Our intention is to fill this position within the allotted time allowed by NASDAQ.

Corporate Strategy – Aware is focused on executing a strategy to maximize shareholder value. As you know, Regulation FD prohibits Aware from disclosing material nonpublic information to selected stockholders. We do not believe it is possible or prudent to have the sort of detailed discussion you seem to want to have without a serious risk of violating Regulation FD. Accordingly, while we appreciate your interest, we respectfully decline your request to have a discussion regarding Aware’s corporate strategy.

Thank you for your interest in Aware.

Regards,

Kevin T. Russell
co-CEO & co-President General Counsel

Cc:	John Stafford, Jr. Chairman, Board of Directors, Aware, Inc.
Richard Moberg, co-CEO & co-President, CFO, Aware, Inc.